SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of December, 2003
                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:  Prudential plc Board Changes dated 04 December, 2003





Thursday 4 December 2003



PRUDENTIAL PLC BOARD CHANGES

Prudential plc ("Prudential") announced today that Ann Burdus will step down from Prudential's board at the end of the year. Ms Burdus (70) has served as a non-executive director with Prudential since 1996.

David Clementi, Chairman of Prudential, said: "On behalf of the board, I would like to thank Ann for her valuable service to Prudential over the past seven years and wish her a long and happy retirement."

Rob Rowley, who is currently a non-executive director and Chairman of the Audit Committee on Prudential's board, has been appointed to the role of Senior Independent Director.

                                    - ENDS -


Enquires to:

Media                                     Investors/Analysts

Geraldine Davies         020 7548 3911    Rebecca Burrows         020 7548 3537

Steve Colton             020 7548 3721    Laura Presland          020 7548 3511

Clare Staley             020 7548 3719







                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 04 December, 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Steve Colton

                                              Steve Colton,
                                              Group Head of Media Relations